

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 16, 2009

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, CA 94025

> **RE:** **Robert Half International Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2009**
> **File No. 001-10427**

Dear Mr. Messmer:

We have completed our review of your definitive proxy statement and have no further comments at this time.

Sincerely,

/s/ Jay Knight

for Larry Spirgel
Assistant Director

cc: via facsimile at (415) 773-5759
        Jonathan M. Ocker
        (Orrick, Herrington & Sutcliffe LLP)